SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Entry into a Material Definitive Agreement.

On October 31, 2017, BioLineRx Ltd. (the “Company”) entered into an at-the-market sales agreement (the “Agreement”) with BTIG, LLC (“BTIG”), pursuant to which the Company may, in its discretion and at such times as it shall determine from time to time, offer and sell through BTIG, acting as sales agent, American Depositary Shares (the “ADSs”), each representing one ordinary share, par value NIS 0.10 per share, of the Company, having an aggregate offering price up to $30,000,000, through an “at-the-market” program (the “ATM Program”).

The Agreement provides that the Company may, upon the terms and subject to the conditions of the Agreement, in its discretion and at such times as it shall determine from time to time, sell ADSs by any method deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through The NASDAQ Capital Market, or NASDAQ, or any other trading market for the ADSs in the United States. BTIG will use commercially reasonable efforts to sell the ADSs from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose).

The Company may use the ATM Program to raise capital at the times and in amounts deemed suitable by it in its sole discretion to support its business plans, but is not required to sell any ADSs at any time during the term of the ATM Program. The Company intends to use the net proceeds from the ATM Program, if any, to fund clinical trials and for working capital and general corporate purposes. There can be no assurance that the Company will issue and sell any ADSs pursuant to the ATM Program.

The Company will pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs through BTIG as agent under the Agreement. The Agreement contains representations, warranties and covenants that are customary for transactions of this type. In addition, the Company has agreed to indemnify BTIG against certain liabilities, including liabilities under the Securities Act.

The offer and sale, if any, of the ADSs by the Company pursuant to the ATM Program are being made through the Company’s registration statement on Form F-3 (File No. 333-205700), as amended, which was declared effective by the Securities and Exchange Commission on October 16, 2015 (the “Registration Statement”), and the Company’s prospectus supplement, dated October 31, 2017, relating to the ATM Program (the “Prospectus Supplement”).

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporation By Reference.

This report on Form 6-K and each of the exhibits attached hereto shall be deemed to be incorporated by reference into the Registration Statement and the Prospectus Supplement and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: October 31, 2017

Exhibit No.	Description of Exhibit
5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company
5.2	Opinion of Morrison & Foerster LLP, U.S. Counsel to the Company
10.1	At-the-Market Sales Agreement, dated October 31, 2017, between BioLineRx Ltd. and BTIG, LLC
23.1	Consent of Yigal Arnon & Co., Israeli Counsel to the Company (included in Exhibit 5.1)
23.2	Consent of Morrison & Foerster LLP, U.S. Counsel to the Company (included in Exhibit 5.2)